SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2013
Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

NET Serviços de Comunicação S.A.

Corporate Taxpayer’s ID (CNPJ/MF):

00.108.786/0001-65

Company Registry (NIRE): 35.300.177.240

Publicly-Held Company

Rua Verbo Divino nº 1.356 - 1º andar, São Paulo – SP

MATERIAL FACT

Net Serviços de Comunicação S.A. (“NET”) hereby informs the public that, in accordance with the terms of paragraph 4 of article 157 of Law 6404/76 and Instruction 358/02 issued by the Brazilian Securities and Exchange Commission (“CVM”), Embratel Participações S.A (“Embrapar”) disclosed, on May 29, 2013, a material fact announcing its decision to proceed with the merger of GB Empreendimentos e Participações S.A. (“GB”) – a controlled subsidiary of Embrapar and the controlling company of NET – into NET, in order to simplify the corporate structure of its investments, leverage synergies and other benefits, and reduce corporate costs.

GB´s assets exclusively consist of its investments in NET, and the merger of GB into NET will not result in an increase of NET´s capital stock. After the merger, the shares of NET indirectly held by Embrapar and its controlled subsidiary, Empresa Brasileira de Telecomunicações S.A. (“Embratel”), through GB will be held directly by Embrapar and Embratel, thereby simplifying the corporate group´s current structure.

Through its material fact, Embrapar announced that the accounting treatment given to the goodwill registered on GB´s investments in NET will be made in accordance with applicable accounting procedures, and the merger protocol shall state that the tax benefit that arises from the goodwill referred to in article 6, III, of the Instruction 319/99 will be subject to capitalization for the benefit of the controlling shareholder.

Furthermore, Embrapar has informed the public that the merger of GB into NET should not affect the public tender offer for NET´s shares, currently under registration procedures with the CVM, subject to the provisions of applicable regulations.

The merger of GB into NET will be submitted for the approval of NET´s Board of Directors. Following that decision, detailed information about the merger will be made available, including documents and information referred to in Instruction nº 319/99, and general shareholders’ meetings of both NET and GB shall be convened in order to decide on the merger.

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São Paulo, May 31, 2013

NET SERVIÇOS DE COMUNICAÇÃO S.A.

José Antônio Guaraldi Félix

CEO and Investor Relations Officer

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 31, 2013

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ José Antonio Guaraldi Félix
José Antonio Guaraldi Félix CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.